EXHIBIT 99.2

DESCRIPTIONS FROM THE PRELIMINARY PROXY STATEMENT/PROSPECTUS

OF XTO ENERGY AND EXXONMOBIL

THE MERGER AGREEMENT

Treatment of XTO Energy Equity Awards

XTO Energy Stock Options

Upon completion of the merger, each option to purchase shares of XTO Energy common stock granted under XTO Energy’s equity compensation plans outstanding immediately prior to the completion of the merger will be converted into an option to acquire a number of shares of ExxonMobil common stock (rounded down to the nearest whole share) equal to the product of (a) the number of shares of XTO Energy common stock subject to the XTO Energy option immediately prior to the completion of the merger multiplied by (b) the exchange ratio in the merger. The exercise price per share of ExxonMobil common stock subject to a converted option will be an amount (rounded up to the nearest whole cent) equal to the quotient of (1) the exercise price per share of XTO Energy common stock subject to the XTO Energy option immediately prior to the completion of the merger divided by (2) the exchange ratio in the merger. Under the terms of certain of the XTO Energy stock options, the vesting of the options is contingent upon the attainment of specified per share stock price thresholds for the XTO Energy common stock ranging from $50 to $90 per share. To the extent that these vesting targets have not been achieved before the completion of the merger, the vesting condition will be adjusted based on the exchange ratio by dividing the applicable XTO Energy share price target by the 0.7098 merger exchange ratio (and rounding the adjusted amount up to the nearest whole cent). For example, an XTO Energy option for which the vesting was conditioned upon attainment of a trading price of $50 per share of XTO Energy common stock will be converted into an option on ExxonMobil common stock that will vest upon the attainment of a trading price of $70.45 per share of ExxonMobil common stock ($50 divided by the 0.7098 merger exchange ratio equals $70.45). Otherwise, each converted option will remain subject to the same terms and conditions (including vesting terms) as were applicable to the XTO Energy option immediately prior to the completion of the merger, except for those converted options held by Bob R. Simpson, Keith A. Hutton, Vaughn O. Vennerberg, II, Louis G. Baldwin and Timothy L. Petrus. See “Interests of Certain Persons in the Merger—XTO Energy Named Executive Officers—Treatment of Stock Options and Other Equity-Based Awards” beginning on page [—] of this proxy statement/prospectus for a discussion of the terms and conditions applicable to converted options held by Messrs. Simpson, Hutton, Vennerberg, Baldwin and Petrus. Employees terminating employment at or within a stated period after the completion of the merger for reasons other than for cause or voluntary resignation without good reason (as defined in the applicable plans and arrangements) will have their option vesting accelerated upon such termination.

XTO Energy Restricted Stock and Performance Shares

Upon completion of the merger, each restricted stock award or performance share award (which represents a share of XTO Energy common stock subject to vesting and forfeiture) granted under XTO Energy’s equity compensation plans outstanding immediately prior to the completion of the merger will be converted into a restricted stock award or performance share award, as applicable, relating to a number of shares of ExxonMobil common stock based on the exchange ratio in the merger (rounded down to the nearest whole share). Vesting of the XTO Energy performance shares is contingent upon the attainment of specified per share stock price thresholds for the XTO Energy common stock ranging from $50 to $85 per share. To the extent that these vesting targets have not been achieved before the completion of the merger, the vesting condition will be adjusted based on the exchange ratio by dividing the applicable XTO Energy share price target by the 0.7098 merger exchange ratio (and rounding the adjusted amount up to the nearest whole cent). For example, an XTO Energy performance share for which the vesting was conditioned upon attainment of a trading price of $50 per share of XTO Energy common stock will be converted into a performance share of ExxonMobil common stock that will vest upon the attainment of a trading price of $70.45 per share of ExxonMobil common stock ($50 divided by the 0.7098 merger exchange ratio equals $70.45). Otherwise, each converted restricted stock award or performance share award will remain subject to the same terms, restrictions and vesting schedules as were applicable to the XTO Energy restricted stock award or performance share award prior to the completion of the merger (with any vesting conditions contingent on the achievement of specified XTO Energy stock targets adjusted based on the exchange ratio in the merger, rounded up to the nearest whole cent), except for those performance share awards granted to Messrs. Simpson, Hutton, Vennerberg, Baldwin and Petrus prior to November 2009, performance share awards granted to certain employees (including the executive officers, other than Mr. Simpson) in November 2009 and performance share awards granted to Mr. Simpson in January 2010 pursuant to the terms of his existing employment agreement. Performance share awards granted to Messrs. Simpson, Hutton, Vennerberg, Baldwin and Petrus prior to November 2009 and to Mr. Simpson in January 2010 will become fully vested upon completion of the merger. Performance share awards granted to Messrs. Hutton, Vennerberg, Baldwin and Petrus in November 2009 will be converted into time-based restricted shares of ExxonMobil common stock, based on the exchange ratio. See “Interests of Certain Persons in the Merger—XTO Energy Named Executive Officers—Treatment of Stock Options and Other Equity-Based Awards” beginning on page [—] of this proxy statement/prospectus for a discussion of the terms, restrictions and vesting schedules applicable to converted performance share awards held by Messrs. Simpson, Hutton, Vennerberg, Baldwin and Petrus and “Interests of Certain Persons in the Merger—Other Executive Officers of XTO Energy—Treatment of Stock Options and Other Equity-Based Awards” beginning on page [—] of this proxy statement/prospectus for a discussion of the terms, restrictions and vesting schedules applicable to performance share awards held by other executive officers of XTO Energy. Employees terminating employment at or within a stated period after the completion of the merger for reasons other than for cause or voluntary resignation without good reason (as defined in the applicable plans and arrangements) will have vesting of their restricted stock and performance stock awards accelerated upon such termination.

Indemnification and Insurance

The merger agreement provides that, for six years following the effective time of the merger, XTO Energy (as the surviving corporation in the merger) will (and ExxonMobil will cause XTO Energy to) indemnify and hold harmless, and provide advancement of expenses to, each present and former officer and director of XTO Energy and its subsidiaries in respect of (i) acts or omissions occurring at or prior to the effective time, (ii) the fact that such person was a director or officer (or is or was serving at the request of XTO Energy or any of its subsidiaries as a director or officer of another entity prior to the effective time of the merger) and (iii) the merger agreement and the transactions contemplated thereby, in each case, to the fullest extent permitted by Delaware law or any other applicable law or provided under XTO Energy’s or its subsidiaries’ organizational documents. ExxonMobil has agreed to guarantee XTO Energy’s payment and performance obligations with respect to the foregoing.

ExxonMobil has agreed that, for a period of six years after the effective time of the merger, it will cause to be maintained in effect provisions in the surviving corporation’s certificate of incorporation and bylaws regarding elimination of liability of directors, indemnification of directors, officers and employees and advancement of expenses with respect to matters existing or occurring at or prior to the effective time that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the merger agreement in XTO Energy’s restated certificate of incorporation and amended and restated bylaws.

ExxonMobil has also agreed to procure, for each person currently covered by XTO Energy’s officers’ and directors’ liability insurance policy, the provision of officers’ and directors’ liability insurance with respect to matters existing or occurring prior to the effective time of the merger (including with respect to acts or omissions occurring in connection with the merger agreement and the transactions contemplated by the merger agreement) on terms with respect to coverage and in amounts no less favorable than those of XTO Energy’s policy in effect on the date of the merger agreement from an insurance carrier with the same or better rating as XTO Energy’s current insurance carrier. Such insurance policy will be underwritten by Ancon Insurance Company, Inc., a wholly owned subsidiary of ExxonMobil, which is referred to in this proxy statement/prospectus as Ancon, so long as at the time of underwriting such policy, Ancon has the same or better rating as XTO Energy’s current insurance carrier. However, ExxonMobil is not required to expend annually in excess of 300% of the annual premiums paid by XTO Energy and its subsidiaries on the date of the merger agreement for such coverage; and, to the extent that the annual premiums of such coverage exceed that amount, ExxonMobil is required to obtain coverage that is then available for 300% of such annual premium.

In lieu of ExxonMobil providing the insurance coverage described in the preceding paragraph, prior to the effective time of the merger, XTO Energy may obtain a fully prepaid “tail” insurance policy with a claims period of six years after the effective time of the merger from Ancon (or if Ancon does not have, at the time of underwriting such policy, the same or better rating as XTO Energy’s current insurance carrier, any other insurance carrier with the same or better rating as XTO Energy’s current insurance carrier) in respect of matters existing or occurring prior to the effective time of the merger (including with respect to acts or omissions occurring in connection with the merger agreement and the transactions contemplated by the merger agreement) covering each person currently covered by XTO Energy’s officers’ and directors’ liability insurance policy, on terms with respect to coverage and in amounts no less favorable than those of such policy in effect on the date of the merger agreement. However, if the aggregate annual premiums for such “tail” policy exceeds 300% of the annual premiums paid by XTO Energy and its subsidiaries on the date of the merger agreement for such coverage, then XTO Energy may only procure the maximum amount of coverage that is then available for 300% of such annual premium.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

In considering the recommendation of the XTO Energy board of directors with respect to the merger agreement, XTO Energy stockholders should be aware that executive officers of XTO Energy and certain members of the XTO Energy board of directors have interests in the merger that are different from, or in addition to, the interests of XTO Energy stockholders generally. The XTO Energy board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending the adoption of the merger agreement to XTO Energy stockholders.

XTO Energy Non-Employee Directors

Treatment of Stock Options and Other Equity-Based Awards. As part of their overall compensation for services on the board of directors, XTO Energy’s non-employee directors have received annual equity grants, either in the form of options to purchase XTO Energy common stock or as fully vested shares of XTO Energy common stock subject, in certain instances, to restrictions on sale or transfer, as described below.

The February 2008 and February 2009 equity grants to non-employee directors (which in each year totaled 4,166 shares per non-employee director) were made in the form of fully vested common shares of XTO Energy common stock, subject to a two-year restriction on transfer or sale. The restriction on transfer or sale applicable to the equity grants made in February 2008 will lapse prior to completion of the merger and the restriction on transfer or sale applicable to the equity grants made in February 2009 will lapse, pursuant to the pre-existing terms of the grants, upon completion of the merger, and thus these shares will be subject to the same treatment upon completion of the merger as outstanding shares of XTO Energy common stock generally. As permitted by the merger agreement, an annual grant of up to 4,166 shares per non-employee director was approved by the Corporate Governance and Nominating Committee and the board of directors and made in February 2010; upon completion of the merger, these shares will also be subject to the same treatment as outstanding shares of XTO Energy common stock generally and the restriction on transfer or sale will lapse.

Prior to 2009, non-employee directors also received an annual grant of stock options that vested over a three- to five-year period, subject to acceleration upon the achievement of specified stock price targets. All stock options granted to non-employee directors were vested and exercisable prior to execution of the merger agreement. Upon completion of the merger, each option to purchase XTO Energy common stock held by the non-employee directors that is outstanding immediately prior to completion of the merger will be converted into a fully vested option to purchase ExxonMobil common stock, with the number of shares and the exercise price being adjusted to reflect the exchange ratio, and will remain outstanding for the shorter of the original term or two years following completion of the merger.

XTO Energy Outside Directors Severance Plan. Each XTO Energy non-employee director is a participant in the XTO Energy Inc. Amended and Restated Outside Directors Severance Plan, which is referred to in this proxy statement/prospectus as the director severance plan. The director severance plan provides that, upon certain triggering events, including the completion of the merger, each non-employee director is entitled to receive a lump-sum cash payment equal to three times the sum of the annual cash retainer most recently paid to him and the value (as of the date of the triggering event) of the XTO Energy common stock most recently granted to him. Each non-employee director voluntarily waived his right to receive the cash payment that otherwise would have been made to him upon completion of the merger under the director severance plan and, accordingly, no cash payments will be made to the non-employee directors upon completion of the merger. Absent such waiver, each non-employee director would have become entitled to receive a lump-sum cash payment of approximately $1,160,000 upon completion of the merger (based on the $180,000 cash retainer received by each non-employee director in 2009 and the grant of 4,166 shares in February 2010 and assuming a $50.00 per share XTO Energy stock price at the time of the merger). The aggregate amount of such payments to all non-employee directors would have equaled approximately $6,960,000.

Directors will be entitled to receive quarterly annual retainer payments on each ordinary retainer date that occurs prior to the completion of the merger.

XTO Energy Named Executive Officers

Treatment of Stock Options and Other Equity-Based Awards. Each of Messrs. Simpson, Hutton, Vennerberg, Baldwin and Petrus, who are collectively referred to in this proxy statement/prospectus as the named executive officers, have received, from time to time, grants of options to purchase XTO Energy common stock and performance shares relating to XTO Energy common stock.

All stock options and performance shares held by the named executive officers (other than performance shares granted to Messrs. Hutton, Vennerberg, Baldwin and Petrus in November 2009, as described below) that are outstanding immediately prior to the completion of the merger, including performance shares granted to Mr. Simpson in January 2010 pursuant to the terms of his existing employment agreement, will become fully vested (and in the case of stock options, fully exercisable) upon completion of the merger. All stock options will be converted into fully vested options to purchase ExxonMobil common stock, with the number of shares and the exercise price being adjusted to reflect the exchange ratio, and will otherwise remain outstanding in accordance with their existing terms. All performance shares outstanding immediately prior to the completion of the merger (other than performance shares granted to Messrs. Hutton, Vennerberg, Baldwin and Petrus in November 2009) will be converted into fully vested shares of ExxonMobil common stock upon completion of the merger, based upon the exchange ratio.

Each performance share granted to Messrs. Hutton, Vennerberg, Baldwin and Petrus in November 2009 that is outstanding immediately prior to the completion of the merger will be assumed by ExxonMobil upon completion of the merger and converted into a time-based vesting restricted share of ExxonMobil common stock, based upon the exchange ratio. These ExxonMobil shares will vest on the earlier of the first anniversary of completion of the merger (subject to the applicable named executive officer’s continued service as a consultant) and a qualifying termination of the applicable named executive officer’s service as a consultant (as described under “—XTO Energy Named Executive Officers—Consulting Agreements and Amendments to Share Grant Agreements” beginning on page [—] of this proxy statement/prospectus).

The following table sets forth, for each named executive officer, as of April 14, 2010, (i) the aggregate number of performance shares of XTO Energy common stock that will vest upon completion of the merger and (ii) the aggregate number of shares of XTO Energy common stock subject to outstanding unvested options to purchase shares of XTO Energy common stock that will vest upon completion of the merger (and the weighted average exercise price of those options).

Name	Number of Unvested Performance Shares that Will Vest upon Completion of the Merger	Number of Shares Subject to Outstanding Unvested Stock Options that Will Vest upon Completion of the Merger	Weighted Average Exercise Price per Share ($)
Bob R. Simpson	215,000	455,269	55.20
Keith A. Hutton	114,000	788,665	49.08
Vaughn O. Vennerberg, II	68,500	557,086	49.10
Louis G. Baldwin	37,000	258,850	50.05
Timothy L. Petrus	35,500	230,540	50.41

Consulting Agreements and Amendments to Share Grant Agreements. Each named executive officer has entered into a consulting agreement with XTO Energy and ExxonMobil, dated December 13, 2009 (collectively referred to in this proxy statement/prospectus as the consulting agreements), which will become effective upon completion of the merger. Upon completion of the merger, each of the existing employment agreements (collectively referred to in this proxy statement/prospectus as the existing employment agreements) between XTO Energy and Messrs. Simpson, Hutton and Vennerberg will terminate (and the provisions contained in the existing employment agreements relating to certain triggering events, including the completion of the merger, will be superseded by the consulting agreements) and Messrs. Baldwin and Petrus will no longer be entitled to any benefits in connection with the merger under the Fourth Amended and Restated XTO Energy Inc. Management Group Employee Severance Protection Plan (which will become effective on the day prior to completion of the merger, as described under “—Other Executive Officers of XTO Energy—Management Severance Plan” beginning on page [—] of this proxy statement/prospectus, and referred to in this proxy statement/prospectus as the management severance plan).

Pursuant to the existing employment agreements or the management severance plan, as applicable, each named executive officer would have been entitled to receive a lump-sum cash payment upon certain triggering events, including the completion of the merger, that generally would equal three times (2.5 times for Messrs. Baldwin and Petrus) the sum of (i) his annual base salary, (ii) for the named executive officers other than Mr. Simpson, his annual cash bonus, (iii) for Messrs. Baldwin and Petrus, his annual car allowance and (iv) for Mr. Simpson only, pursuant to an amendment to his existing employment agreement dated September 16, 2009, the value, as of the date of the triggering event, of his annual grant of XTO Energy common stock, which are collectively referred to in this proxy statement/prospectus as the triggering event payments. The amount of the triggering event payment that each named executive officer would have become entitled to receive is approximately as follows: for Mr. Simpson, $33,300,000 (assuming a $50.00 per share XTO Energy stock price at the time of the merger, applied to the shares awarded in his January 2010 stock grant); for Mr. Hutton, $28,200,000; for Mr. Vennerberg, $16,950,000; for Mr. Baldwin, $6,360,000; and for Mr. Petrus, $5,990,000. Each named executive officer, other than Mr. Simpson, was also entitled to receive a gross-up payment for any excise taxes imposed under Section 280G of the Internal Revenue Code (which are referred to in this proxy statement/prospectus as 280G excise taxes).

As indicated above, Mr. Simpson’s existing November 2008 employment agreement was amended on September 16, 2009. Prior to this amendment, Mr. Simpson’s triggering event payment was based on his salary and the amount of the highest regular cash bonus paid to him in the preceding 12 months, and not on the value of his most recent annual stock award. However, under the pre-existing terms of his employment agreement, Mr. Simpson’s last regular cash bonus was paid on December 1, 2008, after which time Mr. Simpson’s annual incentive compensation became payable in the form of an annual stock award in lieu of a cash bonus. This had the effect that, after December 1, 2009, Mr. Simpson would no longer be entitled to the portion of his triggering event payment that was based on his annual incentive compensation. The September 16, 2009 amendment corrects the drafting of the employment agreement to reflect the intention of the Compensation Committee that Mr. Simpson’s triggering event payment include a multiple of Mr. Simpson’s most recent annual incentive compensation award (regardless of whether such award was paid in the form of cash or stock). The September 16, 2009 amendment, the full text of which was filed by XTO Energy with the SEC as an exhibit to its quarterly report on Form 10-Q for the quarterly period ended September 30, 2009, applies to any triggering event, not just the proposed merger with ExxonMobil.

As described below, in connection with entering into the consulting agreements, each named executive officer agreed to waive his right to receive his triggering event payment upon completion of the merger, including any tax gross-up payments. In lieu of the triggering event payments, each named executive officer will be entitled to receive the payments provided under the consulting agreements, which (i) subject all (or for Mr. Simpson, a portion) of the payments to the continued performance of consulting services and continued compliance with certain restrictive covenants (relating to confidentiality, non-competition and non-solicitation); (ii) do not provide for any tax gross-up payment; and (iii) subject certain merger-related payments to a contractual limitation equal to 90% of the maximum amount that could be provided to the named executive officer without the imposition of 280G excise taxes, which limitation is referred to in this proxy statement/prospectus as the 90% limit.

The termination of the existing employment arrangements and effectiveness of the consulting agreements is contingent on the completion of the merger. Under the consulting agreements, the named executive officers will retire as employees of XTO Energy upon completion of the merger and continue to serve XTO Energy thereafter as consultants on a full-time basis. The initial term of the consulting agreements will end, unless earlier terminated, on the first anniversary of completion of the merger. The consulting agreements are each renewable for an additional one-year period (which is referred to in this proxy statement/prospectus as the extended term) upon the mutual agreement of the named executive officer and ExxonMobil, in consultation with XTO Energy.

Pursuant to the consulting agreements, each named executive officer will be paid an annual consulting fee (which is referred to in this proxy statement/prospectus as the consulting fee), equal to one-half of his current base salary. Each named executive officer will also be entitled to receive an annual cash amount (which is referred to in this proxy statement/prospectus as the completion bonus) equal to one-half of his current base salary, generally subject to his continued performance of consulting services to the payment date (for reference, the named executive officers’ current base salaries are: for Mr. Simpson, $3,600,000; for Mr. Hutton, $1,400,000; for Mr. Vennerberg, $900,000; for Mr. Baldwin, $500,000; and for Mr. Petrus, $475,000). Also under the consulting agreements, ExxonMobil has agreed to provide each named executive officer with a one-time grant of restricted ExxonMobil common stock or stock units (which is referred to in this proxy statement/prospectus as restricted equity) having a grant-date fair market value equal to 100% of the named executive officer’s current base salary. One-half of each named executive officer’s restricted equity will vest on the first anniversary of completion of the merger, subject to the named executive officer’s performance of consulting services through the initial one-year term and compliance with the applicable confidentiality, non-competition and non-solicitation covenants through the vesting date. The remaining one-half will vest on either the second anniversary of completion of the merger or, if the parties agree to the extended term, on the third anniversary of completion of the merger, subject to the named executive officer’s continued compliance with the applicable confidentiality, non-competition and non-solicitation covenants through the vesting date and, if applicable, performance of consulting services through the extended term.

In lieu of the triggering event payments Mr. Simpson otherwise would have received in connection with the merger under his existing employment agreement, Mr. Simpson will be entitled to receive, pursuant to his consulting agreement, (i) a lump-sum cash payment within five days after completion of the merger equal to $10,800,000 (which equals three times his current base salary) and (ii) subject to the 90% limit, a retention payment of $24,750,000, payable in equal installments at six and twelve months after completion of the merger, generally subject to Mr. Simpson’s continued performance of consulting services and continued compliance with the applicable confidentiality, non-competition and non-solicitation covenants to the payment date.

In lieu of the triggering event payments they otherwise would have received in connection with the merger under an existing employment agreement or the terms of the management severance plan, Messrs. Hutton, Vennerberg and Baldwin will each be entitled to receive a retention payment, payable in equal installments at six and twelve months after completion of the merger, generally subject to the named executive officer’s continued performance of consulting services and continued compliance with the applicable confidentiality, non-competition and non-solicitation covenants to the payment date. Subject to the 90% limit, the retention payments will equal the following amounts: for Mr. Hutton, $10,913,662; for Mr. Vennerberg, $6,172,817; and for Mr. Baldwin, $2,591,527. The foregoing dollar amounts reflect the estimated maximum amount that may be received by each named executive officer without exceeding the 90% limit. Given that a retention payment to Mr. Petrus in any amount would exceed his 90% limit, he will not receive a retention payment.

Under pre-existing Amended and Restated Agreements for Grant with XTO Energy, which are referred to in this proxy statement/prospectus as the grant agreements, each of the named executive officers was entitled to certain additional lump-sum cash payments upon the occurrence of certain triggering events, including the completion of the merger, valued by reference to a specified number of shares of XTO Energy common stock. Assuming a $50.00 per share XTO Energy stock price at the time of the merger, the estimated amount of such lump-sum cash payments would be as follows: for Mr. Simpson, $41,667,000; for Mr. Hutton, $34,375,000; for Mr. Vennerberg, $29,167,000; for Mr. Baldwin, $8,333,000; and for Mr. Petrus, $7,813,000. On December 13, 2009, the grant agreements were amended to provide that, immediately prior to completion of the merger, these lump-sum cash payments will instead be made in the form of fully vested shares of XTO Energy’s common stock, which are referred to in this proxy statement/prospectus as grant agreement shares. Subject to the 90% limit, the number of grant agreement shares to be issued will be as follows: for Mr. Simpson, 833,333; for Mr. Hutton, 687,500; for Mr. Vennerberg, 583,333; for Mr. Baldwin, 166,667; and for Mr. Petrus, 156,250. The grant agreement shares will be subject to the same treatment upon completion of the merger as outstanding shares of XTO Energy common stock generally.

Each named executive officer has agreed pursuant to the terms of the consulting agreements and the grant agreement amendments that, instead of being entitled to a gross-up payment for any 280G excise taxes that might apply to the named executive officer, the aggregate value of the grant agreement shares and the retention payment (if any) will be subject to reduction, if necessary, so that this aggregate value, when added to the value of other equity awards granted to the named executive officer that are vesting in connection with the merger (as described under “—XTO Energy Named Executive Officers—Treatment of Stock Options and Other Equity-Based Awards” beginning on page [—] of this proxy statement/prospectus) and, for Mr. Simpson, when added to his $10.8 million lump-sum payment, does not exceed the 90% limit for the named executive officer. Mr. Simpson agreed to the 90% limit even though he was not previously entitled to a gross-up payment for any 280G excise taxes.

Upon termination of a named executive officer’s services as a consultant either by XTO Energy without “cause” or by the named executive officer with “good reason” (each as defined in the consulting agreements) or upon a named executive officer’s death or disability, the named executive officer will be entitled to receive (i) a lump-sum cash payment equal to the sum of the unpaid portion of the consulting fee for the current term, (ii) the completion bonus for the current term, (iii) subject to the 90% limit, the unpaid portion of the retention payment, and (iv) in the case of Messrs. Hutton, Vennerberg, Baldwin and Petrus, accelerated vesting of the performance shares granted in November 2009 (as described under “—XTO Energy Named Executive Officers—Treatment of Stock Options and Other Equity-Based Awards” beginning on page [—] of this proxy statement/prospectus).

2009 Annual Incentive Payments. Each of Messrs. Hutton, Vennerberg, Baldwin and Petrus is eligible to receive a cash bonus payment for 2009 pursuant to the terms of the XTO Energy Inc. 2009 Executive Incentive Compensation Plan. Mr. Simpson is not eligible to receive a bonus payment for 2009. In March 2009, the compensation committee of the XTO Energy board of directors determined that these bonuses would be paid in March 2010. On December 21, 2009, as permitted by the merger agreement, the Compensation Committee authorized and directed the payment of these bonuses in December 2009. The Compensation Committee took into consideration the fact that payment of the bonuses in 2009 would increase the amount of each individual’s aggregate five-year compensation for purposes of determining 280G excise taxes, thereby increasing the amount of the 90% limit.

The amount of each bonus was as follows: for Mr. Hutton, $8,000,000; for Mr. Vennerberg, $4,750,000; for Mr. Baldwin, $2,000,000; and for Mr. Petrus, $1,875,000.

The following table sets forth a comparison of (1) the estimated triggering event payments that would have been made to each named executive officer pursuant to the existing employment agreements, the grant agreements or the management severance plan, as the case may be, together with an estimate of continuing salary, bonus and equity-based compensation that would have been paid or awarded to the named executive officer during the one-year period following the merger had such compensation not been revised by his consulting agreement, and (2) the estimated payments to be made to such named executive officer pursuant to his consulting agreement. Treatment of outstanding XTO Energy equity awards (described under “—XTO Energy Named Executive Officers—Treatment of Stock Options and Other Equity-Based Awards” beginning on page [—] of this proxy statement/prospectus) is excluded from this table. Amounts payable under the consulting agreements have been estimated without any further reduction that may result from application of the 90% limit. As indicated in the table below, the aggregate reduction in value to be provided to the named executive officers is estimated to be approximately $114,350,000.

	Existing Employment Agreement, Grant Agreement or Management Severance Plan ($ in millions)					Consulting Agreement ($ in millions)
	Bob. R Simpson	Keith A. Hutton	Vaughn O. Vennerberg, II	Louis G. Baldwin	Timothy L. Petrus	Bob. R Simpson	Keith A. Hutton	Vaughn O. Vennerberg, II	Louis G. Baldwin	Timothy L. Petrus
Amounts triggered by the merger:
Cash payment on triggering event	$33.30	$28.20	$16.95	$6.36	$5.99	$10.80	$0	$0	$0	$0
Value of award under grant agreement(1)	$41.67	$34.38	$29.17	$8.33	$7.81	$41.67	$34.38	$29.17	$8.33	$7.81
280G excise tax gross-up	No	Yes	Yes	Yes	Yes	No	No	No	No	No
Estimated gross-up payment for 280G excise taxes(2)	N/A	$24.01	$16.59	$5.84	$6.23	N/A	N/A	N/A	N/A	N/A

Subtotal	$74.97	$86.59	$62.71	$20.53	$20.03	$52.47	$34.38	$29.17	$8.33	$7.81

Amounts payable subject to continued service for one year following the merger:
Salary(3) /consulting fee	$3.60	$1.40	$0.90	$0.50	$0.48	$1.80	$0.70	$0.45	$0.25	$0.24
Target bonus(3) /completion bonus	$7.50	$8.00	$4.75	$2.00	$1.88	$1.80	$0.70	$0.45	$0.25	$0.24

	Existing Employment Agreement, Grant Agreement or Management Severance Plan ($ in millions)					Consulting Agreement ($ in millions)
	Bob. R Simpson	Keith A. Hutton	Vaughn O. Vennerberg, II	Louis G. Baldwin	Timothy L. Petrus	Bob. R Simpson	Keith A. Hutton	Vaughn O. Vennerberg, II	Louis G. Baldwin	Timothy L. Petrus
Retention payment	N/A	N/A	N/A	N/A	N/A	$24.75	$10.91	$6.17	$2.59	$0
Grant date value of XTO Energy(3) /ExxonMobil equity grant	N/A	$3.90	$2.35	$1.10	$1.50	$3.60	$1.40	$0.90	$0.50	$0.48

Subtotal	$11.10	$13.30	$8.00	$3.60	$3.86	$31.95	$13.71	$7.97	$3.59	$0.96

Total	$86.07	$99.89	$70.71	$24.13	$23.89	$84.42	$48.09	$37.14	$11.92	$8.77

Total for all named executive officers			$304.69					$190.34

Reduction in value					$114.35

(1)	As discussed above, each executive officer will receive fully vested shares of XTO Energy common stock instead of a lump-sum cash payment equal to the value of such shares. The value of the grant agreement award assumes a $50.00 per share XTO Energy stock price at the time of the merger.
(2)	The calculations are based on each executive officer’s taxable wages for the years 2005 through 2009 and the following assumptions: a $50.00 XTO Energy per share stock price, completion of the merger in the second quarter of 2010 and an individual effective tax rate of 55%, consisting of a 35% income tax rate and a 20% excise tax rate. For purposes of calculating the estimated gross-up payment for 280G excise taxes, the following payments were treated as contingent on a triggering event: the cash payment on a triggering event, as set forth in the table; the cash amount payable pursuant to the grant agreement, as set forth in the table; and the intrinsic value of the acceleration of those existing XTO Energy equity awards that are vesting in connection with the merger.
(3)	Salary based on current annual salary; bonus based on actual 2009 bonus level except that, for Mr. Simpson, whose bonus is based on an assumed value (at $50.00 per share XTO Energy stock price) of 150,000 XTO Energy shares which would be granted in January 2011; value of XTO Energy equity grant based on number of performance shares granted to the executive in November 2009 (assuming a $50.00 per share XTO Energy stock price at the date of grant).

Other Executive Officers of XTO Energy

Treatment of Stock Options and Other Equity-Based Awards. Each executive officer of XTO Energy, other than the named executive officers, who are collectively referred to in this proxy statement/prospectus as the other executive officers, has received, from time to time, grants of options to purchase XTO Energy common stock and restricted shares and performance shares relating to XTO Energy common stock. There are two other executive officers.

Each stock option, restricted share and performance share held by the other executive officers that is outstanding immediately prior to the completion of the merger will be converted upon completion of the merger into an option to purchase, or performance share or restricted share relating to, ExxonMobil common stock, such conversion to be based upon the exchange ratio. The number of shares, option exercise price and any price targets applicable with respect to the vesting of stock options or performance shares will be adjusted upon completion of the merger based upon the exchange ratio. Each option, performance share and restricted share (other than performance shares granted to the other executive officers in November 2009, as described below) will otherwise remain outstanding in accordance with its existing terms, including with respect to vesting and date of expiration. Each performance share granted to the other executive officers in November 2009 will be converted into a time-based vesting restricted share of ExxonMobil common stock and will vest on the earlier of the first anniversary of completion of the merger and a qualifying termination of the applicable other executive officer’s employment (as described under “—Other Executive Officers of XTO Energy—Management Severance Plan” beginning on page [—] of this proxy statement/prospectus).

Management Severance Plan. Each of the other executive officers participates in the management severance plan. On December 13, 2009, the management severance plan was amended and restated, to become effective on the day prior to completion of the merger, to provide that lump-sum cash payments that otherwise would have been made within 45, 90 or 180 days after the occurrence of certain triggering events, including the completion of the merger, will instead become payable in equal installments at six and twelve months after completion of the merger, generally subject to continued employment to the payment date. The amount of these lump-sum payments will be equal to two-and-one-half times the sum of the other executive officer’s annual base salary, annual cash bonus and annual car allowance.

The management severance plan was also amended to remove the gross-up payment in respect of any 280G excise taxes, and instead to provide that any applicable amounts payable to participants in the management severance plan will be reduced, if necessary, so that the aggregate payments to the participant in connection with the merger will not exceed the maximum amount that could be provided to the participant without the imposition of 280G excise taxes.

The management severance plan was also amended to provide that the lump-sum payment described above will be accelerated, and all XTO Energy equity awards converted into ExxonMobil awards will become vested, if the other executive officer’s employment is terminated either by XTO Energy without “cause,” by the other executive officer for “good reason” (each as defined in the management severance plan) or upon the other executive officer’s death or disability.

The maximum aggregate amount of the cash payments which may become payable to the other executive officers pursuant to the management severance plan is equal to approximately $3,000,000.

Indemnification and Insurance

The indemnification and insurance requirements set forth in the merger agreement relating to the named executive officers and other executive officers are described under “The Merger Agreement—Indemnification and Insurance” beginning on page [—] of this proxy statement/prospectus.

In addition, each of the consulting agreements provides that XTO Energy and ExxonMobil will indemnify each of the named executive officers to the maximum extent permitted by law in connection with any action or proceeding in which the named executive officer is named as, or threatened to be made, a party because the named executive officer is or was a consultant to XTO Energy, to the same extent that XTO Energy directors and officers are indemnified by XTO Energy under its bylaws from time to time.

Pursuant to indemnification agreements dated November 15, 2005, XTO Energy is obligated to indemnify, subject to certain exceptions, each of its directors, named executive officers and certain other officers to the fullest extent permitted by law against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred in connection with any claim or action to which such person is a party by reason of his or her service to or activities on behalf of XTO Energy. The indemnification agreements also require XTO Energy to advance, subject to certain exceptions, expenses to each such director and officer incurred in connection with a covered claim or action. The rights under the indemnification agreements are in addition to any other rights that such directors and officers may have under XTO Energy’s certificate of incorporation, bylaws or applicable law. The indemnification agreements were amended in November 2007 to clarify that XTO Energy will only reimburse expenses incurred in connection with a covered claim or action if such director or officer is successful in defending against such claim or action, including by dismissal.

The rights of indemnification under the consulting and indemnification agreements are in addition to the rights of indemnification provided to the named executive officers under the merger agreement.